CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

02 JUL 15 AM 12: 10

02042617

82-4507

3 July 2002

Via Courier

The U.S. Securities And Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

SUPPL

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we e[illegible] copies of the announcements and press releases issued by CapitaLand Limited from [illegible] 2002 till 30 June 2002, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

Jessica Lum
Secretariat Manager

Encs.

c.c. VP Lim Mei Yi – cover letter only.

s/sec/adr/adrltr-june.doc

List of Information Made Public, Filed with the Singapore Exchanges Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand's Subsidiary, Leonie Court Pte Ltd – "Voluntary Unconditional Cash Offer For Hind Hotels International Limited"	5 June 2002	SESTL Listing Manual
Announcement by CapitaLand Subsidiary, Hind Hotels International Limited – "Voluntary Unconditional Cash Offer by The Development Bank of Singapore Ltd For And On Behalf Of Leonie Court Pte Ltd, A Wholly-Owned Subsidiary of CapitaLand Limited"	6 June 2002	For Public Relations Purposes
Announcement by CapitaLand's Subsidiary, Hind Hotels International Limited –"Request for Suspension"	6 June 2002	For Public Relations Purposes
Announcement by CapitaLand's Subsidiary, Hind Hotels International Limited – "Request for Lifting of Suspension"	6 June 2002	For Public Relations Purposes
Announcement and News Release by CapitaLand's Subsidiary, The Ascott Group Limited – "Divestment of Subsidiary: Shanghai Yong Liang Real Estate Development Co., Ltd and Ascott Sells Stake In A Shanghai Serviced Residence"	6 June 2002	For Public Relations Purposes
Announcement by CapitaLand's Subsidiary, Australand Holdings Limited – "$40 Million Unsecured Notes Issue"	6 June 2002	For Public Relations Purposes
Announcement of Property Sales to Employees Under Clause 1006(4)	11 June 2002	SESTL Listing Manual
SingMall Property Trust renamed CapitaMall Trust	11 June 2002	SESTL Listing Manual
Announcement and News Release by CapitaLand's Subsidiary, The Ascott Group Limited – "Divestment of Subsidiary: Hua Li Holdings Pte Ltd and Ascott Divests Stake In Shanghai Residential Land"	13 June 2002	For Public Relations Purposes
Announcement by CapitaLand's Subsidiary, Hind Hotels International Limited – "Appointment of Independent Financial Adviser"	13 June 2002	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Increase of Stake in Shanghai Xin Li Property Development Co., Ltd	17 June 2002	SESTL Listing Manual
Response to Business Times' Article of 19 June 2002 Titled "CapitaLand to Cut Size of Public Offer for Mall Trust"	19 June 2002	SESTL Listing Manual
Announcement by CapitaLand's Subsidiary, The Ascott Group Limited – "Sale of Costa Sands East Coast and Pasir Ris"	20 June 2002	For Public Relations Purposes
In-principle Approval for Listing of CapitaMall Trust	21 June 2002	SESTL Listing Manual
Announcement Issued by DBS Bank For and On Behalf of CapitaLand's Subsidiary, Leonie Court Pte Ltd – "Voluntary Unconditional Cash Offer for Hind Hotels International Limited – Despatch of Offer Document"	26 June 2002	SESTL Listing Manual
Announcement by CapitaLand's Subsidiary, Hind Hotels International Limited – "Voluntary Unconditional Cash Offer by The Development Bank of Singapore Ltd For and On Behalf of Leonie Court Pte Ltd"	26 June 2002	For Public Relations Purposes
Announcement by CapitaLand's Subsidiary, Hind Hotels International Limited – "Voluntary Unconditional Cash Offer by The Development Bank of Singapore Ltd For and On Behalf of Leonie Court Pte Ltd"	26 June 2002	For Public Relations Purposes
Announcement Issued by DBS Bank For And On Behalf of CapitaLand's Subsidiary, Leonie Court Pte Ltd – "Voluntary Unconditional Cash Offer for Hind Hotels International Limited – Public Disclosure of Dealings"	27 June 2002	SESTL Listing Manual

CapitaLand

02 JUL 15 AM 10:10

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, LEONIE COURT PTE LTD

CapitaLand Limited's wholly-owned subsidiary, Leonie Court Pte Ltd ("LCPL"), today announced that it intends to make a voluntary unconditional cash offer to acquire all the issued ordinary shares of S$1.00 each in the capital of Hind Hotels International Limited, a company listed on the Mainboard of the Singapore Exchange Securities Trading Limited.

Attached announcement is for information.

Lim Mei Yi
Company Secretary
5 June 2002

g:\sec\sgx-annc\hope d annc.doc
(tln)

DBS BANK
DBS GROUP HOLDINGS LTD

VOLUNTARY UNCONDITIONAL CASH OFFER FOR HIND HOTELS INTERNATIONAL LIMITED

VOLUNTARY UNCONDITIONAL CASH OFFER

by

THE DEVELOPMENT BANK OF SINGAPORE LTD

for and on behalf of

LEONIE COURT PTE LTD
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares of $1.00 each in the capital of

HIND HOTELS INTERNATIONAL LIMITED
(Incorporated in the Republic of Singapore)

Introduction

On behalf of Leonie Court Pte Ltd (the "**Offeror**"), The Development Bank of Singapore Ltd ("**DBS Bank**") announces that the Offeror intends to make a voluntary unconditional cash offer (the "**Offer**") to acquire all the issued ordinary shares of $1.00 each (the "**Shares**") in the capital of Hind Hotels International Limited ("**Hind Hotels**"), a company listed on the Mainboard of the Singapore Exchange Securities Trading Limited ("**SGX-ST**").

Terms of the Offer

The Offeror will make the Offer for all the Shares not owned by the Offeror (the "**Offer Shares**"), in accordance with Rule 15 of The Singapore Code on Takeovers and Mergers (the "**Code**").

The Offer will be made on the following basis:-

For each Offer Share	:	**$1.75 in cash (the "Offer Price")**

The Offer is unconditional in all respects.

The Offer will be extended to all the Offer Shares owned, controlled or agreed to be acquired by parties acting or deemed to be acting in concert with the Offeror.

The Offer Price represents the highest price paid by the Offeror, CapitaLand Limited ("**CapitaLand**") and the Directors of the Offeror and CapitaLand for Shares during the three-month period immediately preceding the date of this Announcement.

The Offer Shares are to be acquired free from all charges, liens, pledges and other encumbrances, and together with all rights attached thereto as at the date of this Announcement and hereafter attaching thereto (including the right to all dividends, rights and other distributions (if any) which may be declared, made or paid by Hind Hotels on or after the date of this Announcement).

Compulsory Acquisition and De-listing

As at the date of this Announcement, CRL Realty Pte Ltd ("**CRLR**") has a direct interest in 59,190,264 Shares, Clarke Quay Adventure Pte Ltd ("**CQA**") has agreed to acquire 223,000 Shares, and the Offeror has agreed to acquire 5,000 Shares. CRLR, CQA and the Offeror are wholly-owned subsidiaries of CapitaLand.

CRLR and CQA have indicated their intention to accept the Offer (subject to receipt of relevant regulatory approvals and consents) in respect of their aggregate holdings of 59,413,264 Shares, representing 90.02% of the issued share capital of the Company. In such event, the Offeror will receive acceptances representing 90.02% of the issued share capital of Hind Hotels, and 90.03% of the Offer Shares.

It is the intention of the Offeror to make Hind Hotels its wholly-owned subsidiary. It is therefore not the intention of the Offeror to preserve the listing status of Hind Hotels.

Accordingly, the Offeror intends to exercise its rights of compulsory acquisition under Section 215(1) of the Companies Act, Chapter 50 (the "**Act**") in the event that it is entitled to do so following the close of the Offer. The Offeror will be entitled to exercise the right of compulsory acquisition under Section 215(1) of the Act if it receives acceptances representing 90% or more of the Offer Shares.

If the compulsory acquisition proceeds and is completed, Hind Hotels will become a wholly-owned subsidiary of the Offeror, whereupon the Offeror intends to seek a delisting of Hind Hotels from the SGX-ST.

Under Clause 1105 of the new SGX-ST Listing Manual which will come into force on 1 July 2002, where a takeover offer is made for the securities of an issuer, upon the announcement by the offeror that acceptances have been received that bring the holdings owned by it and parties acting in concert with it to above 90% of the securities in issue, the SGX-ST may suspend the listing of such securities in the Ready and Odd-Lots markets until it is satisfied that at least 10% of the securities in issue are held by at least 500 shareholders who are members of the public.

Should the Offeror and its concert parties hold more than 90% of the issued share capital of Hind Hotels, the Offeror has no intention of taking any action to comply with the SGX-ST's free float requirement.

Disclosure of Shareholdings and Dealings

As at the date of this Announcement and based on the latest information available to the Offeror, CRLR, CQA, the Offeror and their respective directors (each a "**Relevant Person**") own, control and/or have agreed to acquire an aggregate of 59,418,264 Shares, representing approximately 90.03% of the issued share capital of Hind Hotels. Such information will be updated by the Offeror in the Offer Document (as defined below).

Name of Relevant Person	------------- No. of Shares ----------		
	Direct	**Deemed**	**Percentage (%)**
CRLR	59,190,264	0	89.68
CQA	0	223,000	0.34
Offeror	0	5,000	0.01

The Offeror and CQA have dealt for value in the Shares during the three-month period immediately preceding the date of this Announcement as follows:

Date	Party	Number of Shares Bought	Price per Share
5 June 2002	Offeror	5,000	$1.38
5 June 2002	CQA	223,000	$1.75

Save as disclosed in this Announcement, none of the Relevant Persons (i) owns, controls or has agreed to acquire any Shares as at the date of this Announcement or (ii) has dealt for value in any Shares during the three-month period immediately preceding the date of this Announcement.

In the interests of confidentiality, enquiries have not been made in respect of the holdings and dealings in Shares by (i) subsidiaries which are not wholly-owned by CapitaLand or DBS Bank or (ii) certain parties who are or may be deemed to be acting in concert with the Offeror in connection with the Offer. Further enquiries will be made of such persons and the relevant disclosures will be made in due course and in the formal document containing the Offer (the "**Offer Document**").

Information on the Offeror

The Offeror was incorporated in Singapore on 15 November 1989. It has an authorised share capital of $25,037,810.24 comprising 21,862,907 ordinary shares of $1.00 each, 17,490,324 redeemable preference shares of $0.01 each, 200,000,000 redeemable preference "A" shares of $0.01 each and 1,000,000 redeemable preference "B" shares of $1.00 each, and an issued and paid-up share capital of $24,537,810.24 comprising 21,862,907 ordinary shares of $1.00 each, 17,490,324 redeemable preference shares of $0.01 each, 150,000,000 redeemable preference "A" shares of $0.01 each and 1,000,000 redeemable preference "B" shares of $1.00 each.

The Offeror is a wholly-owned subsidiary of CapitaLand. The directors of the Offeror are Chia Cheow Peh, Jennifer Loh and Lim Chai Tin. The principal activities of the Offeror are those relating to property development and property investment.

For the financial year ended 31 December 2001, the Offeror reported revenue of $86,291,254, losses before tax of $216,075,797 and losses after tax and attributable to shareholders of $215,352,947. As at 31 December 2001, the Offeror had negative shareholders' funds amounting to $103,986,605.

Rationale for the Offer

The Offer is being made to enable the Offeror to privatise Hind Hotels, and make Hind Hotels a wholly-owned subsidiary of the Offeror.

Hind Hotels has not tapped the capital markets within the past five (5) years. The principal activity of Hind Hotels relates to property development and investment, and there is currently only one property held by Hind Hotels. Since the cessation of hotel operations in September 1999, Hind Hotels has had no operating revenue. Hind Hotels has to-date not announced any plans to acquire any other properties or venture into any other new businesses, whether in Singapore or elsewhere.

As the Offeror is principally engaged in property development and investment within the CapitaLand group of companies, the privatisation of Hind Hotels will (i) enable the Offeror to integrate the assets of Hind Hotels with its existing operations, and (ii) provide the Offeror with greater flexibility to manage the resources of Hind Hotels.

The trading liquidity of the Shares has been low. In the past 12 months up to and including 4 June 2002, only 135,000 Shares were traded, representing 0.20% of the total share capital of Hind Hotels. Accordingly, the Offeror believes that the Offer represents an opportunity for the shareholders of Hind Hotels to realise their entire investments in the Shares for cash at the Offer Price which represents:-

(i) a premium of approximately 35.66% over the last transacted price of $1.29 per Share on 4 June 2002;
(ii) a premium of approximately 27.74% over $1.37, the weighted average of the last transacted prices of the Shares for the 3 months up to and including 4 June 2002;
(iii) a premium of approximately 212.50% over $0.56, the audited net tangible assets per Share as at 31 December 2001.

Confirmation of Financial Resources

DBS Bank, as financial adviser to the Offeror, confirms that the Offeror has sufficient financial resources available to satisfy full acceptance of the Offer by the holders of the Offer Shares, other than CRLR and CQA.

Offer Document

An Offer Document setting out the terms and conditions of the Offer and enclosing a Form of Acceptance and Authorisation and/or a Form of Acceptance and Transfer will be despatched to holders of Offer Shares not earlier than 14 days and not later than 21 days from the date of this Announcement.

Responsibility Statement

The Directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Issued by
The Development Bank of Singapore Ltd

For and on behalf of
Leonie Court Pte Ltd

5 June 2002

Any inquiries relating to this Announcement or the Offer should be directed to one of the following individuals:-

Yip Wei Mun
Vice President
Mergers & Acquisitions Advisory
DBS Bank
Telephone: 6878 4190

Choe Tse Wei
Vice President
Mergers & Acquisitions Advisory
DBS Bank
Telephone: 6878 5026

Submitted by Choe Tse Wei, Vice President on 05/06/2002 to the SGX

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

02 JUL 17

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, HIND HOTELS INTERNATIONAL LIMITED

CapitaLand Limited's subsidiary, Hind Hotels International Limited ("Hind"), has today issued an announcement relating to the voluntary unconditional cash offer by Leonie Court Pte Ltd to acquire all the issued ordinary shares of $1.00 each in the capital of Hind. Attached Hind's announcement is for information.

Lim Mei Yi
Company Secretary
6 June 2002

s: ses/sgx-annc/hind/offershare-CL annc.doc
6 Jun 2002
JLMS/june

ANNOUNCEMENT

HIND HOTELS INTERNATIONAL LIMITED

(Incorporated in the Republic of Singapore)

VOLUNTARY UNCONDITIONAL CASH OFFER BY THE DEVELOPMENT BANK OF SINGAPORE LTD FOR AND ON BEHALF OF LEONIE COURT PTE LTD, A WHOLLY-OWNED SUBSIDIARY OF CAPITALAND LIMITED

On 5 June 2002, The Development Bank of Singapore Ltd announced for and on behalf of Leonie Court Pte Ltd (the "Offeror"), a wholly-owned subsidiary of CapitaLand Limited ("CapitaLand") that the Offeror would make a voluntary unconditional cash offer to acquire all the issued ordinary shares of $1.00 each (the "Shares") in the capital of Hind Hotels International Limited ("Hind Hotels" or the "Company").

Terms of the Offer

The Offeror will make the Offer for all the Shares not owned by the Offeror (the "Offer Shares") in accordance with Rule 15 of The Singapore Code on Takeovers and Mergers.

The Offer will be made on the following basis:-

For each Offer Share : $1.75 in cash

The Offer is unconditional in all respects.

The Offer Shares are to be acquired free from all charges, liens, pledges and other encumbrances, and together with all rights attached thereto as at 5 June 2002 (being the date of the Offer announcement) and thereafter attaching thereto (including the right to all dividends, rights and other distributions (if any) which may be declared, made or paid by Hind Hotels on or after 5 June 2002.

A copy of the Offeror's announcement is available on the website of the Singapore Exchange Securities Trading Limited ("SGX-ST") at www.sgx.com.

Compulsory Acquisition and De-listing

It has been announced that as at 5 June 2002, CRL Realty Pte Ltd ("CRLR") has a direct interest in 59,190,264 Shares, Clarke Quay Adventure Pte Ltd ("CQA") has agreed to acquire 223,000 Shares, and the Offeror has agreed to acquire 5,000 Shares. CRLR, CQA and the Offeror are wholly-owned subsidiaries of CapitaLand.

It has further been announced that CRLR and CQA have indicated their intention to accept the Offer (subject to receipt of relevant regulatory approvals and consents) in respect of their aggregate holdings of 59,413,264 Shares, representing 90.02% of the issued share capital of the Company. In such event, the Offeror will receive acceptances representing 90.02% of the issued share capital of the Company, and 90.03% of the Offer Shares.

It has been announced that it is the intention of the Offeror to make the Company its wholly-owned subsidiary. It is therefore not the intention of the Offeror to preserve the listing status of the Company.

Accordingly, the Offeror intends to exercise its right of compulsory acquisition under Section 215(1) of the Companies Act, Chapter 50 (the "Act") in the event that it is entitled to do so following the close of the Offer. The Offeror will be entitled to exercise the right of compulsory acquisition under Section 215(1) of the Act if it receives acceptances representing 90% or more of the Offer Shares.

If the compulsory acquisition proceeds and is completed, the Company will become a wholly-owned subsidiary of the Offeror, whereupon the Offeror intends to seek a delisting of the Company from the SGX-ST.

Under Clause 1105 of the new SGX-ST Listing Manual which will come into force on 1 July 2002, where a takeover offer is made for the securities of an issuer, upon the announcement by the offeror that acceptances have been received that bring the holdings owned by it and parties acting in concert with it to above 90% of the securities in issue, the SGX-ST may suspend the listing of such securities in the Ready and Odd-Lots markets until it is satisfied that at least 10% of the securities in issue are held by at least 500 shareholders who are members of the public.

It has been further announced that should the Offeror and its concert parties hold more than 90% of the issued share capital of the Company, the Offeror has no intention of taking any action to comply with the SGX-ST's free float requirement.

Independent Financial Adviser

The Board will appoint a financial adviser to the Directors deemed to be independent in respect of the Offer ("Independent Directors"). A circular containing the advice of the financial adviser and the recommendation of the Independent Directors in respect of the Offer will be sent to shareholders of the Company ("Shareholders") within 14 days from the date of despatch of the offer document to be issued by the Offeror.

In the meantime, Shareholders are advised to refrain from taking any action in relation to their Offer Shares which may be prejudicial to their interests.

Responsibility Statement

The Directors of the Company (including those who have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly.

By Order of the Board

Lim Mei Yi
Company Secretary
6 June 2002

Submitted by Lim Mei Yi, Company Secretary on 06/06/2002 to the SGX

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, HIND HOTELS INTERNATIONAL LIMITED – "REQUEST FOR SUSPENSION"

CapitaLand Limited's subsidiary, Hind Hotels International Limited ("Hind"), has today requested for a suspension of the trading in its shares. Attached Hind's announcement is for information.

Jessica Lum
Assistant Company Secretary
6 June 2002

s: ses/sgx-annc/hind/offershare-CL annc.doc
6 Jun 2002
JLMS/june

MASNET No. 3 OF 06.06.2002
Announcement No. 3

HIND HOTELS INTERNATIONAL LIMITED

Request for Suspension

We refer to the announcement made after trading hours on 5 June 2002 by The Development Bank of Singapore Ltd for and on behalf of Leonie Court Pte Ltd on the voluntary unconditional cash offer for the Company.

In connection with the above, the Company requests a suspension of the trading of its shares pending the release of an announcement by the Company.

By Order of the Board

Lim Mei Yi
Company Secretary

Submitted by Lim Mei Yi, Company Secretary on 06/06/2002 to the SGX

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, HIND HOTELS INTERNATIONAL LIMITED – "REQUEST FOR LIFTING OF SUSPENSION"

CapitaLand Limited's subsidiary, Hind Hotels International Limited ("Hind"), has requested for the lifting of the suspension in the trading of its shares. Attached Hind's announcement is for information.

Jessica Lum
Assistant Company Secretary
6 June 2002

s: ses/sgx-annc/hind/hindshares(lift)-CL annc.doc
6 Jun 2002
JLMS/june

MASNET No. 7 OF 06.06.2002
Announcement No. 7

HIND HOTELS INTERNATIONAL LIMITED

Request for Lifting of Suspension

Further to the announcement released by Hind Hotels International Limited on 6 June 2002, the Board of Directors of the Company would like to request for the lifting of the suspension in the trading of shares of the Company with immediate effect.

By Order of the Board

Lim Mei Yi
Company Secretary

Submitted by Lim Mei Yi, Company Secretary on 06/06/2002 to the SGX

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "DIVESTMENT OF SUBSIDIARY: SHANGHAI YONG LIANG REAL ESTATE DEVELOPMENT CO., LTD"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement and news release on the above matter. Attached Ascott's announcement and news release are for information.

Jessica Lum
Assistant Company Secretary
6 June 2002

S : ses/sgx-annc/ascott/SYL – CL annc.doc
6 June 2002
JLMS/june

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

Divestment of Subsidiary: Shanghai Yong Liang Real Estate Development Co., Ltd

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that the Company's indirect wholly owned subsidiary, LC Genesis (Shanghai) Pte. Ltd. ("LCG") has on 6 June 2002, together with Shanghai Yong Ye Co., Ltd. ("SYY"), signed an agreement (the "Agreement") to sell all of the registered share capital in Shanghai Yong Liang Real Estate Development Co, Ltd. ("Yong Liang") to Rodamco Shanghai Apartments Limited ("Rodamco Shanghai"), and to assign all of the loans made by LCG and SYY to Yong Liang to Rodamco Shanghai. Yong Liang is the owner of substantially all the serviced apartments called Somerset Grand Shanghai in the Luwan District of Shanghai. Following the transaction, Yong Liang will cease to be a subsidiary of the Company.

Sale Consideration

The purchase price for the sale is based on the net asset value of Yong Liang as calculated from the management accounts of Yong Liang as at 30 April 2002 adjusted to completion date in accordance with the terms of the Agreement with the underlying property valued at US$82.6 million (S$148.3 million). The loans provided by LCG to Yong Liang are in the aggregate amount of approximately US$13.6 million (S$24.4 million), and LCG's share of the remainder of the net asset value is approximately US$9.5 million (S$17.1 million), making a total of approximately US$23.1 million (S$41.5 million). The purchase price is payable 12 months after completion date but secured by a guarantee from the listed parent company of Rodamco Shanghai, Rodamco Asia N.V.. In turn, The Ascott Holdings Limited will give a guarantee to Rodamco Shanghai with respect to warranties given by LCG to Rodamco Shanghai under the Agreement regarding Yong Liang and its business.

It is a condition of completion that Ascott Property Management (Shanghai) Co., Ltd. will be appointed by Rodamco Shanghai from completion to manage the serviced apartments in accordance with a management agreement made between them. Also as part of completion LCG will be released from all liabilities in relation to the banking facilities previously taken by Yong Liang under which approximately US$45.3 million (S$81.3 million) is outstanding. Rodamco Shanghai will procure the relevant refinancing.

Conditions Precedent

Completion of the sale of Yong Liang is not to be later than 31 July 2002, and is subject to, inter alia, the obtaining of written approval from Shanghai Foreign Investment Commission in respect of the transaction contemplated in the Agreement and related issues, the issue of the certificate of approval of the People's Government of Shanghai with respect to the registration of Rodamco Shanghai as sole registered holder of the registered capital of Yong Liang, and the due completion of all relevant governmental

approval procedures in respect of the transfer of SYY's interest to Rodamco Shanghai pursuant to the terms of the Agreement.

Rationale

The sale is part of the Company's strategy to be asset light and achieve high capital productivity. The Company will periodically and selectively sell mature serviced residence assets to realize the capital values of the properties that they have developed, or added value to, while retaining the management of these properties. The capital will then be reinvested in new and higher growth projects or markets.

Financial Effects

The Company's share of the profit for the transaction is approximately US$0.6 million (S$1 million) and the transaction is not expected to have any material effect on the earnings per share and the net tangible assets per share of the Company for the financial year ending 31 December 2002.

Interest of Director/Substantial Shareholder

None of the directors or substantial shareholders of the Company has any interest, direct or indirect, in the proposed sale of LCG's interest and loans in Yong Liang to Rodamco Shanghai.

By Order of the Board
Chia Lee Meng
Company Secretary
6 June 2002

THE ASCOTT GROUP

THE ASCOTT GROUP LIMITED
Nº 8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

June 6, 2002
For Immediate Release
Contact:
Ida Lim (65) 6586 7230
Betsy Tan (65) 6586 7234

NEWS RELEASE

Ascott Sells Stake In A Shanghai Serviced Residence

The Ascott Group, Asia Pacific's largest serviced residence company, is selling its interest in the 334-unit Somerset Grand Shanghai serviced residence for a profit of US$0.6 million (S$1 million).

Ascott, through its wholly owned subsidiary LC Genesis (Shanghai) Pte Ltd, and Shanghai Yong Ye Co Ltd today (June 6) signed an agreement to sell all the registered share capital of Shanghai Yong Liang Real Estate Development Co, Ltd to Rodamco Shanghai Apartments Limited, a subsidiary of Rodamco Asia NV, for US$32.7 million (S$58.6 million).

Yong Liang owns 327 of the 334 apartments in Somerset Grand Shanghai, a twin tower 27-storey serviced residence complex in Luwan district, a prime area in Shanghai's central business district.

As LC Genesis owns 72 per cent of Yong Liang, Ascott's share of the sale purchase price is US$23.1 million (S$41.5 million). This comprises Ascott's share of the net asset value of Yong Liang and LC Genesis' loans to Yong Liang. Ascott's gain from the sale is US$0.6 million (S$1 million).

SINGAPORE
AUCKLAND
BANGKOK
BEIJING
GLASGOW
HANOI
HO CHI MINH CITY
HOBART
JAKARTA
KUALA LUMPUR
KUCHING
LONDON
MANCHESTER
MANILA
MELBOURNE
SHANGHAI
SURABAYA
SYDNEY
TIANJIN
TOKYO

- more -

The agreed sale price is based on the estimated net asset value of Yong Liang on completion, valuing the underlying property at US$82.6 million (S$148.3 million). As part of the agreement, all shareholder loans made to Yong Liang will be assigned to Rodamco Shanghai. LC Genesis will also be released of liabilities from bank loans taken by Yong Liang.

The sale is to be completed not later than July 31, 2002.

Ascott will continue to manage Somerset Grand Shanghai for the next five years, with the option to renew the management contract for a further five years on mutually agreed terms.

Somerset Grand Shanghai is Ascott's first serviced residence in China. Managed by Ascott since its opening in 1998, it has consistently outperformed its competitors in the Shanghai serviced residence market in occupancy and rental rates.

Asset Light Strategy

Mr Liew Mun Leong, Ascott's deputy chairman, and president and CEO of Ascott's parent company CapitaLand Limited, said: "The disposal by Ascott, CapitaLand's serviced residence arm, is part of the CapitaLand group's strategy to achieve high capital productivity and be a fee-based and asset light multinational.

"This transaction is also significant in that it broadens our relationship with yet another leading international institutional investor. It marks the first collaborative relationship between a CapitaLand strategic business unit and Rodamco Asia. We look forward to deepening this relationship."

The Ascott Group's chief executive officer, Mr Kee Teck Koon, said: "We are committed to building a dominant presence in key cities in China. However, we will periodically and selectively sell mature serviced residence assets to realise capital values of the properties which we have developed, or added value to, while retaining the management of these properties.

"We will then reinvest the capital in new and higher growth projects or markets. The disposal of Somerset Grand Shanghai, with retention of the management contract, is illustrative of actions we are taking to boost our return on equity, and at the same time, grow our global footprint without straining our existing capital base."

Somerset Grand Shanghai is a premier purpose-built serviced residence with 334 apartments comprising one to three bedroom units. Facilities include an indoor heated swimming pool, clubhouse, tennis court, retail shops and an international kindergarten.

In China, Ascott is today the largest serviced residence chain with over 1,400 serviced apartment units in Shanghai, Beijing and Tianjin. The Ascott Group is a leading international serviced residence operator with over 8,000 serviced apartments in 20 cities across Asia, the UK and Australasia.

In its drive for leadership in the global serviced residence industry, the group today commands pole positions in many gateway cities such as Singapore, London, Beijing, Shanghai, Jakarta, Hanoi, Ho Chi Minh City, Sydney and Melbourne.

The transaction is not expected to have any material effect on Ascott's earnings per share, and net tangible assets per share for the financial year ending December 31, 2002.

About Rodamco Asia NV

Rodamco Asia NV is a pan-Asian property investment company with corporate seat in Rotterdam, the Netherlands. It directly invests in, and actively manages, a diversified portfolio of quality properties in growing market segments across Asia.

Headed by an Asian-based senior management team with extensive experience in Asian real estate, Rodamco Asia aims to maximise shareholder value through proactive and skillful management of its Asian real estate portfolio on behalf of investors worldwide.

Rodamco Asia's property portfolio comprises investments in the office, residential / hospitality, retail and infrastructure / industrial sectors in China, Indonesia, Malaysia, the Philippines, Singapore, South Korea and Thailand.

About The Ascott Group

The Ascott Group is Asia Pacific's largest serviced residence company. It manages a portfolio of over 8,000 serviced residence units in 20 cities in 11 countries across Asia, Australasia and the United Kingdom.

In its drive for international leadership in the serviced residence industry, the group today commands pole positions in many gateway cities such as Singapore, London, Beijing, Shanghai, Jakarta, Hanoi, Ho Chi Minh City, Sydney and Melbourne.

The group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts an 18-year industry track record and serviced residence brands that are market leaders in the Asia Pacific.

The group's luxury The Ascott brand projects an elegant lifestyle appealing to top executives. The Somerset brand offers stylish, contemporary living for senior to upper management executives.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811
Date : June 6, 2002

For more information, please contact:
Ida Lim, Vice President, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628-8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Betsy Tan, Executive
Tel: (65) 6586 7234 Hp: (65) 9641 6920 Fax: (65) 6586 7202
Email: betsy.tan@the-ascott.com

- End -

Background - About The Ascott Group's Serviced Residences in China

In Shanghai

The Ascott Pudong -- 248 units, Lujiazui, Pudong
Boasting spectacular views of the Huangpu River, The Ascott Pudong offers elegantly furnished one to four-bedroom apartments and penthouses. Facilities include a business centre, an indoor heated swimming pool, sauna, indoor tennis court, gym and lounge.

Somerset Grand Shanghai -- 334 units, Jinan Road, Luwan District
Located along Huai Hai Zhong Road, Somerset Grand Shanghai is in the heart of Shanghai's main business, shopping and dining belt. It offers one to three-bedroom units, and facilities such as an indoor heated swimming pool and an international kindergarten.

Somerset Xu Hui -- 167 units, Shanxinan Road, Xu Hui District
Situated in the Xu Hui residential estate, Somerset Xu Hui is close to shopping and entertainment facilities in Huai Hai Zhong Road and Xu Jia Hui. It offers spacious one to three-bedroom units with speedy Internet access.

In Beijing

The Ascott Beijing -- 272 units, Dong Huan Nan Road, Jian Guo Men Wai
Centrally located in Beijing's business and shopping district, The Ascott Beijing is close to the China World Trade Centre. It offers from one-bedroom units to penthouses with designer fittings, and an indoor glass-roofed swimming pool.

Somerset Fortune Garden-- 221 units, Liang Ma Qiao Road, Chao Yang District
Located within the prime Yen Sha business district, Beijing's third embassy belt, Somerset Fortune Garden is near international schools and entertainment facilities. Units range from one to four-bedroom apartments, with private balconies and scenic city views.

In Tianjin

Somerset Olympic Tower -- 169 units, Chengdu Dao, Heping District
In the heart of Tianjin's major up-market shopping area and prime residential district, Somerset Olympic Tower is conveniently close to international schools and the Tianjin railway station. It offers one to four-bedroom units, duplexes and penthouses, and the full range of amenities.

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "$40 MILLION UNSECURED NOTES ISSUE"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("Australand"), has today issued an announcement on the above matter. Attached Australand's announcement is for information.

Jessica Lum
Assistant Company Secretary
6 June 2002

s: ses/sgx-annc/australand/unsecured notes – CL annc.doc
6 June 2002
JLMS/june

AUSTRALAND

6 June 2002

The Manager
Company Announcements
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Re: $40 million Unsecured Notes Issue

Australand Holdings Limited ("Australand") is pleased to announce that it has entered into an Agreement with Grange Securities Limited to underwrite the issue of 400,000 $100 unsecured notes with capacity for oversubscription of an additional 100,000 notes.

The notes, which will be issued to professional and sophisticated investors pursuant to an Information Memorandum (a copy of which is enclosed), will be issued at a fixed margin of 275 basis points over the average 2 year inter-bank swap rate for the 5 business days prior to the closing date for subscriptions (currently expected to be on 1 July 2002).

The issue will enable the Company to maintain its working capital at existing levels following the repayment of the Walker Corporation notes on 1 July 2002. Australand is pursuing a strategy to increase recurrent income and reduce the Company's reliance on profit streams from development activities, in the medium term, by the development of income producing assets in property trust vehicles that may ultimately be stapled to Australand's ordinary stock.

The notes will mature on 30 June 2004 subject to Australand having a call option to buy back the notes after 18 months on a yield of 100 basis points over the 180 day bank bill rate.

Interest on the notes, which will be unlisted and unsecured, will be payable 6 months in arrears on the last day of each semi annual period.

For further information about this announcement please contact:-

Brendan Crotty, Managing Director, or
Michael Newsom, General Counsel
Australand Holdings Limited
Tel: (02) 9767 2000

Yours faithfully

Michael Smith
Company Secretary

AUSTRALAND HOLDINGS LIMITED ABN 12 008 443 696

Sydney (Head Office)
Level 3
1C Homebush Bay Drive
Rhodes NSW 2138
Locked Bag 2106

Melbourne
Level 5
658 Church Street
Richmond VIC 3121
Telephone: 03 9428 1000

Brisbane
32 Logan Road
Woolloongabba QLD 4102
PO Box 1365
Coorparoo QLD 4151

Perth
Level 2
47 Colin Street
West Perth WA 6005
Telephone: 08 9486 4500

AUSTRALAND

Australand Holdings Limited
ABN 12 008 443 696
Unsecured Notes Issue
Information Memorandum

Dated 6 June 2002

Arranger & Underwriter:	Grange Securities Limited ABN 12 066 797 760

Contents

1 Important Information

1.1 Distribution Restrictions

No prospectus has been lodged with the Australian Securities and Investments Commission in relation to the issue of the Australand Notes.

The offering of the Australand Notes is not an offer of securities for issue that needs disclosure to investors under Part 6D.2 of the Corporations Act. A person may not (directly or indirectly) offer for issue or sale Australand Notes, nor grant, issue transfer interests in, or options or warrants over Australand Notes, nor distribute this Information Memorandum, in the Commonwealth of Australia or to any resident of the Commonwealth of Australia, except in circumstances where the offer does not otherwise require disclosure to investors made under Part 6D.2 of the Corporations Act and complies with any other applicable laws, regulations or directives.

The contents of this Information Memorandum may not be reproduced or used in whole or in part for any purpose other than in conjunction with the issue of Australand Notes, nor furnished to any person without the express written permission of Australand.

1.2 Disclaimer

This Information Memorandum contains only a brief description of some features relevant to a decision to invest in the Australand Notes. It does not purport to be a complete or accurate statement of all material matters which an investor may need to know in order to make an investment decision.

The information contained in this Information Memorandum is not a recommendation by Australand that any person acquire Australand Notes. Intending subscribers should:

(a) determine for themselves the relevance of the information contained in this Information Memorandum and the suitability of the Australand Notes as an investment for them and must base their investment decision solely upon such independent assessment and investigation they consider necessary; and

(b) consult their own tax advisors concerning the application of any tax laws applicable to their particular situation.

Australand does not represent that the Information Memorandum contains all such information as investors and their professional advisors would reasonably require to make an informed assessment of the assets, liabilities, financial position and performance, profits, losses and prospects of the Issuer and the rights attaching to the Australand Notes.

In addition, distribution and use of this Information Memorandum, and the offer, issue or sale of Australand Notes, may be restricted by law in certain jurisdictions. Australand and the Underwriter do not represent that this document may be lawfully distributed, or that any Australand Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by any of those parties which would permit an offering of any Australand Notes or distribution of this Information Memorandum in any jurisdiction where action for that purpose is required. Accordingly, no Australand Notes may be offered or sold, directly or indirectly, and neither this Information Memorandum nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that

will result in compliance with any applicable laws and regulations. Persons into whose possession this Information Memorandum or any Australand Notes come must inform themselves about, and observe, any such restrictions.

The contents of this Information Memorandum remain confidential and may not be disclosed by the recipient until Australand announces the issue of the Australand Notes.

This Information Memorandum and all information and material which accompanies it or is incorporated by reference in it, has been prepared by Australand based on information available to it. While Australand believes the information is correct, Australand, Grange Securities and the Trustee make no representation or warranty, express or implied, as to, and assume no responsibility or liability for, the authenticity, origin, validity, accuracy or completeness of, or any errors or omissions in, any information, statement, opinion or forecast contained in this information memorandum or in any accompanying, previous or subsequent information, material or presentation.

Neither Grange Securities nor the Trustee are responsible for the contents of this information memorandum, or any information or material which accompanies it or is incorporated by reference in it.

1.3 References to currencies

In this Information Memorandum references to "$" and "Dollars" are to the lawful currency of the Commonwealth of Australia.

1.4 Continuous Disclosure compliance statement

Australand is a disclosing entity for the purposes of section 111AC(1) of the Corporations Act and is therefore subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules. These obligations require the ASX to be continuously notified of information about specific events and matters as they arise for the purpose of the ASX making the information available to the stock market conducted by the ASX.

1.5 Documents incorporated by reference

Where the context so permits, all amendments and supplements to this Information Memorandum prepared by Australand from time to time are incorporated in and are deemed to form part of this Information Memorandum.

1.6 Investor Representations

Offers of Notes will only be made to investors that satisfy section 708(8) or section 708(11) of the Corporations Act. By applying for the Notes, the applicant will be deemed to represent that they are not an investor in respect of which a disclosure document is required.

2 Summary of Offer

Australand is proposing to make an offer of 400,000 unsecured notes at an Offer Price of $100 per note to raise a total of $40 million, with the right to accept over subscriptions of an additional 100,000 notes or $10 million. Grange Securities is the underwriter of the issue.

The information set out below is a summary only. It should be read in conjunction with the information contained in the remainder of this Information Memorandum. To the extent that there is an inconsistency between this Summary and the terms and conditions of the notes set out in Section 4 of this Information Memorandum ("Issue Terms"), the Issue Terms shall prevail.

Term:	2 years
Amount:	$40m with provision for over-subscriptions of up to $10m
Credit ranking:	Unsecured
Listing:	Unlisted
Margin:	Final fixed price will be 275 bps over the average 2 year inter-bank swap rate for the 5 business days prior to the Closing Date
Call Option:	Australand will have an option to buy back the Australand Notes exercisable on 31 December 2003, based on a yield to maturity of 100bps over the then prevailing 180 day bank bill rate.
Face Value:	$100 per note
Minimum Parcel Size:	$100,000
Trustee:	Guardian Trust Australia Limited
Payment of Interest:	Interest will accrue from 1 July 2002 and will be payable 6 months in arrears on the last day of each semi annual period.
Noteholder Register	Australand Holdings Limited will maintain a register of Australand Noteholders in electronic form.

3 Indicative timetable

Issue of Australand Notes announced	on or about 6 June 2002
Offer opens	on or about Monday 10 June 2002
Closure of subscriptions, Settlement of applications and Australand Notes allotted	on or about Monday 1 July 2002
Notification of Notes allotted	on or about Tuesday 2 July 2002

AUSTRALAND

6 June 2002

Dear Investor

On behalf of the Board of Australand Holdings Limited, I am pleased to invite you to invest in an issue of Australand unsecured notes to raise approximately $40 million with a capacity for over subscriptions of an additional $10 million.

The Notes issue is fully underwritten by Grange Securities Limited.

The issue will enable the company to maintain its working capital at existing levels following the repayment of the Walker Corporation Notes on 1 July 2002. Australand is pursuing a strategy to increase recurrent income and reduce the company's reliance on profit streams from development activities in the medium term by the development of income producing assets in property trust vehicles that may ultimately be stapled to Australand's ordinary shares.

I encourage you to read fully the Information Memorandum in conjunction with all publicly available information regarding Australand before making an investment decision.

Yours faithfully

Tham Kui Seng
Chairman

AUSTRALAND HOLDINGS LIMITED ABN 12 009 443 696

LEVEL 3, 1C HOMEBUSH BAY DRIVE
RHODES NSW 2138
LOCKED BAG 2106, NORTH RYDE NSW 1670
DX 8419 RYDE

MAIN LINE: (02) 9767 2000
FACSIMILE: (02) 9767.2900

4 Terms of Offer

4.1 Australand Note offer summary

Australand is proposing to make an issue of 400,000 Australand Notes at an Offer Price of $100 per Australand Note to raise a total of $40,000,000. There will be capacity for oversubscriptions of $10,000,000 (100,000 Australand Notes).

Issuer	Australand Holdings Limited (ABN 12 008 443 696)
Nature of issue	Unsecured notes issued by Australand Holdings Limited, each with a face value of $100
Amount of Issue	$40,000,000 with capacity for over subscriptions of an additional $10,000,000
Number of Australand Notes	Up to 500,000
Face Value	$100.00
Offer Price	$100.00 (minimum allocations of $100,000)
Maturity Date	30 June 2004 (subject to call option discussed below)
Margin	Final fixed price will be 275 bps over the average 2 year inter-bank swap rate for the 5 business days prior to the Closing Date. (The swap rate will be determined as the mid rate on Reuters page "CMBE" at 11.00 am, Sydney time, each day.)
Payment of interest	Interest will accrue from 1 July 2002 and will be payable 6 monthly in arrears on the last day of each semi annual period (or next business day).
Listing	Unlisted
Credit ranking	Unsecured
Call option	Australand will have an option to buy back the Australand Notes exercisable on 31 December 2003, based on a yield to maturity of 100bps over the 180 day bank bill rate. (The bank bill rate will be determined as the mid rate on Reuters Page "BBSW" at 11.00 am, Sydney time on the call date). Australand will notify the Noteholders of the intention to call the Notes at least five business days prior to the Call Date.
Trustee	Guardian Trust Australia Limited (ACN 050 294 052)

4.2 Application and Settlement process

An application for Australand Notes can only be made on the Application Form contained in this Information Memorandum. Cheques for the relevant subscription amount must accompany the Application Form and must be received by no later than 5.00pm on 24 June 2002. In the case of existing Walker Noteholders, you may elect to complete the payment direction which is set out on page 22 of this Information Memorandum authorising the Walker Notes Trustee to direct the funds due to you on maturity of the Walker Notes, in full or part satisfaction of the application amount. To the extent there is a shortfall between these amounts you will need to pay the balance of the Application amount at the time you submit your Application Form. The Issuer reserves the right in its sole discretion to accept, reject or scale back any applications for Australand Notes. The Issuer will notify successful applicants of the number of Australand Notes allocated to them on 2 July 2002.

In the case of an oversubscription, Australand will refund the relevant part of an applicant's Application amount. All application amounts will, before allotment, be held by Australand in trust in a bank account established solely for the purpose of depositing the application monies received. Interest earned on this account is for the benefit of Australand and will be retained by the Company irrespective of whether the allotment takes place.

4.3 The Trustee

The Trustee for the Australand Noteholders is Guardian Trust Australia Limited. The Trustee does not guarantee the repayment of the Australand Notes offered under this Information Memorandum nor the interest payable on the Australand Notes. The Trustee had no role in the preparation of this Information Memorandum and expressly disclaims any responsibility for any part of this Information Memorandum other than the recording of its name as Trustee.

A summary of the key provisions of the Trust Deed, including events of default, is set out in the Additional Information section of this Information Memorandum. A copy of the draft Trust Deed is available for inspection at the offices of Australand and the Underwriter.

4.4 Status of the Australand Notes

The Australand Notes are unsecured obligations of Australand Holdings Limited. Australand Noteholders' claims rank after secured claims and those payments preferred under law. The Australand Notes rank pari passu with all other unsecured creditors and rank ahead of the claims of the shareholders of Australand. The Australand Notes carry no right to vote in general meetings of the Company.

4.5 Expenses of the Offer

The estimated expenses of this Offer are approximately $850,000, all of which are payable by Australand.

4.6 Australian Taxation Implications

Each Australand Noteholder should consult his or her financial adviser, accountant or lawyer about the taxation consequences relevant to his or her individual circumstances of acquiring, holding or disposal of Australand Notes. Australand is offering no advice in this regard. The following comments set out in clauses 4.7 to 4.9 below concerning the Australian taxation position of Australand Noteholders are general in nature.

4.7 Interest paid on Australand Notes

Interest paid on Australand Notes to Australian resident Australand Noteholders will be taxable as ordinary income. Australand Noteholders will generally be assessed in the year the interest is received or credited on their behalf. Interest on the Australand Notes will not attract franking.

Australand will generally be required to deduct Australian interest withholding tax from any interest payments paid or credited to non-resident Australand Noteholders. This interest withholding tax represents a final tax on these interest payments. Australand will not be obliged to make additional payment in respect of the Notes in respect of such withholding or deduction.

4.8 Disposal of Australand Notes in Australia

If the consideration on disposal of the Australand Notes is greater than their acquisition price, the excess of the disposal consideration over acquisition price will be prima facie assessable to the Australand Noteholder.

If the consideration received upon disposal of the Australand Notes is less than their acquisition price, the Australand Noteholder may be prima facie entitled to a deduction for the excess of the acquisition price over the disposal consideration.

4.9 Tax File Numbers

Investors may notify Australand of their Australian Tax File Number or their exemption status. If Australand is not notified, tax may be deducted at the highest marginal tax rate (including Medicare Levy) from each interest payment, until such time as the relevant Tax File Number or exemption notification is given.

4.10 Underwriters

The issue has been fully underwritten by Grange Securities Limited and a summary of the Underwriting Agreement is set out in section 8. A copy of the draft Trust Deed is available for inspection at the offices of Australand and the Underwriter.

4.11 Consents and Responsibility Statements

Mallesons Stephen Jaques has given and has not withdrawn its consent to be named as solicitors to Australand. Mallesons Stephen Jaques has not authorised or caused the issue of this Information Memorandum and accordingly makes no representation or warranty as to the completeness or accuracy or otherwise of the information contained in the Information Memorandum.

KPMG has given and has not withdrawn its consent to be named as accountants to Australand. KPMG has not authorised or caused the issue of this Information Memorandum and accordingly makes not representation regarding and takes no responsibility for any statements in or omissions from the Information Memorandum.

Guardian Trust Australia Limited has given and as at the date of this Information Memorandum has not withdrawn its consent to be named as the Trustee in the form and context in which it is named. Guardian Trust Australia Limited has had no involvement in the preparation of any part of this Information Memorandum other than the recording of its name as Trustee to the Company. Guardian Trust Australia Limited has not authorised or caused the issue of, and expressly disclaims and takes no responsibility for, any part of the Information Memorandum.

4.12 Register

Australand will maintain a register of Australand Noteholders in electronic form. The Register may be inspected during business hours at the offices of Computershare Investor Services Pty Limited Level 3, 60 Carrington Street Sydney NSW 2000. Under the Trust Deed, Australand must provide a copy of the register to the Trustee within 2 Business Days of a request.

The Register will be conclusive in the absence of manifest error as to the identity of Australand Noteholders from time to time. Australand Noteholders whose names appear in the Register will be regarded as the beneficial owners of the Australand Notes registered against their names. Except as required by law, neither Australand nor the Trustee will recognize any other interest in any Australand Notes.

5 Australand corporate information

Australand is one of Australia's largest diversified property groups with activities across Australia covering residential land, housing and apartment development as well as the provision of commercial and industrial facilities, some of which are partially owned and managed by the Group. Some of Australand's activities commenced in the 1920's.

Australand is organised into three operating divisions being Land & Housing, Apartments and Commercial & Industrial, as well as the management of the Australand Wholesale Property Trusts established over the past eighteen months.

Australand employs approximately 500 people with operations in Sydney, Melbourne, South East Queensland and Perth and a sales office in Hong Kong servicing the Asian market.

Australand is listed on the Australian and Singapore Stock Exchanges, has more than 3,500 shareholders and, with market capitalisation of approximately $850 million, is ranked within the top 150 Australian listed companies. Its major shareholder is CapitaLand Limited, the largest listed property company in South East Asia.

5.1 Strategy

Australand's strategic objectives for 2002 and 2003 are:

(a) to establish additional income producing assets in property trust vehicles that could be stapled to Australand by early 2004;

(b) to put in place third party pre-commitments for all major apartment, commercial and industrial projects by securing "off the plan" sales and agreements to lease, prior to commencing construction;

(c) to acquire sufficient development sites to maintain the level of activity in the Apartments and Land and Housing Divisions at current levels;

(d) to reduce the Group's gearing so that the ratio of gross liabilities to gross tangible assets does not exceed 50%;

(e) to allocate working capital in a manner that diversifies risk across 3 development sectors and 4 capital city regions.

6 Purpose of issue

The issue will enable Australand to maintain its working capital at existing levels following the repayment of the Walker Corporation Notes on 1 July 2002. Australand is pursuing a strategy to increase recurrent income and reduce the Company's reliance on profit streams from development activities in the medium term by the development of income producing assets in property trust vehicles that may ultimately be stapled to Australand's ordinary shares.

7 Pro forma Financials

7.1 Proforma balance sheet

The balance sheet on page 13 demonstrates the immediate impact of the Australand Notes issue, recent share issues and the repayment of the Walker Corporation Notes on the 31 December 2001 balance sheet.

7.2 Proforma financial ratios

In accordance with the Trust Deed to the issue, Australand must not incur a liability which would result in:

- its Total Secured Liabilities exceeding 60% of its Total Tangible Assets; or
- its Total External Liabilities exceeding 85% of its Total Tangible Assets.

As at 31 December 2001, these ratios were as follows:

- Total Secured Liabilities to Total Tangible Assets were 25.0%; and
- Total External Liabilities to Total Tangible Assets were 58.1%.

On a pro-forma basis (adjusting the December 2001 balance sheet to account for the share issue, repayment of Walker Corporation Notes and issue of $40 million of Australand Notes), these ratios are:

- Total Secured Liabilities to Total Tangible Assets 22.9%; and
- Total External Liabilities to Total Tangible Assets 54.6%.

7.3 Proforma balance sheet 31 December 2001

	December 2001 Annual Report	Adjustments for share issues (Net of Capital Raising Costs)	Walker Corp Note repayment	Australand Note issue (Including Issue Costs which are treated as prepaid finance costs)	Adjusted December 2001 Annual Report
	$'000	$'000	$'000	$'000	$'000
Current Assets					
Cash assets	23,440	32,472	(53,994)	39,150	41,068
Receivables	332,090				332,090
Inventories	388,405				388,405
Other	18,574			850	19,424
Total Current Assets	762,509	32,472	(53,994)	40,000	780,987
Non-Current Assets					
Receivables	56				56
Inventories	586,338				586,338
Equity accounted investments	72,702				72,702
Other financial assets	35,591				35,591
Plant & Equipment	11,320				11,320
Deferred tax asset	12,085				12,085
Intangible assets	65,441				65,441
Total Non-Current Assets	783,533	-	-	-	783,533
Total Assets	1,546,042	32,472	(53,994)	40,000	1,564,520
Current Liabilities					
Trade Creditors	16,329				16,329
Land Vendors	163,756				163,756
Other Creditors	37,615				37,615
Accruals	53,405				53,405
Interest bearing liabilities	82,126	(28,132)	(53,994)		-
Current tax liabilities	28,567				28,567
Provisions	21,135				21,135
Total current liabilities	402,933	(28,132)	(53,994)	-	320,807
Non-Current Liabilities					
Land Vendors	58,941				58,941
Interest bearing liabilities	342,640			40,000	382,640
Deferred tax liabilities	55,310				55,310
Provisions	572				572
Total Non-Current Liabilities	457,463	-	-	40,000	497,463
Total Liabilities	860,396	(28,132)	(53,994)	40,000	818,270
Total Net Assets	685,646	60,604	-	-	746,250
Total Secured Liabilities to Total Tangible Assets	25.0%				22.9%
Total External Liabilities to Tangible Assets	58.1%				54.6%

The adjusted proforma balance sheet is provided for illustrative purposes only to show the balance sheet as at 31 December 2001 as if the shares and securities issued subsequent to 31 December 2001 were applied to repay current interest bearing liabilities (with the balance being allocated to cash), the repayment of the Walker Corporation notes and the proceeds of the Issue proposed in this Information Memorandum.

8 Additional information

8.1 Material Contracts

Important Note

The following summaries of material contracts, being the Trust Deed and Underwriting Agreement provide intending subscribers with an overview of the material terms of those documents. The summaries in no way purport to be exhaustive nor purport to substitute for an examination of those documents.

8.2 Trust Deed

Australand Noteholders have the benefit of a Trust Deed in relation to the Australand Notes. The Trust Deed deals with:

(a) the nature of the Australand Notes, including the mechanics associated with payment of principal and interest;

(b) the financial and reporting obligations of Australand in respect of the Australand Notes;

(c) Trustee's fees (to be paid by Australand) and indemnities;

(d) Australand Noteholders' rights (including procedures for calling meetings of Noteholders), the Trustee's powers and duties, including enforcement on behalf of Noteholders in the case of default, and the subordination of the Australand Notes; and

(e) the conditions of issue of the Australand Notes (a summary of which is set out in Section 4).

8.3 Fees

Australand will pay the Trustee for its services as trustee an agreed annual fee and will also pay certain expenses reasonably incurred by or on behalf of the Trustee in connection with providing its services as Trustee.

The Trustee is also entitled to indemnify itself out of the trust fund in respect of all costs, charges, liabilities and expenses reasonably incurred by it in performing or exercising its powers of duties under the Trust Deed, subject to certain standard exceptions.

8.4 Amendments to and actions under the Trust Deed

Under the Trust Deed, the Noteholders may not take any action in relation to the Trust Deed unless the Noteholders have instructed the Trustee to take an action permitted under the Trust Deed and the Trustee has failed to do so within any time period specified.

The Trustee is not entitled, without the approval of an extraordinary resolution of Australand Noteholders, to give any consent in relation to any material right vested in it or the Noteholders or to grant any waiver of any such material right. An extraordinary resolution of Australand Notcholders is a resolution carried by a majority of not less than 75% of the persons voting on a show of hands or, if a poll is duly demanded, then by a majority consisting of holders of Australand Noteholders who were present at the meeting and vote on the resolutions. Certain minor amendments (for example, an amendment to correct a manifest error or ambiguity or an amendment of a formal, technical or administrative nature only, or which is not prejudicial to

the interests of Australand Noteholders) may be made by Australand and the Trustee without the need for Noteholder approval.

8.5 Financial covenants

Australand must not incur liability which would result in:

(a) its Total Secured Liabilities (as defined in the Trust Deed) exceeding 60% of its Total Tangible Assets (as defined in the Trust Deed); or

(b) its Total External Liabilities (as defined in the Trust Deed) exceeding 85% of its Total Tangible Assets.

8.6 Events of Default

The occurrence of any of the following constitutes an event of default under the Trust Deed:

(a) Australand fails to pay any moneys owing in respect of a Transaction Document and that default continues unremedied by Australand for a period of 3 business days;

(b) Australand commits a material breach of a covenant, condition or obligation imposed on it by the Trust Deed and that breach has not been remedied within 30 days of the earlier of the Issuer becoming aware of the breach or receives written notice of the breach from the Trustee requiring that breach to be remedied;

(c) any indebtedness of the Issuer totalling at least $5,000,000 is not paid when due or within any applicable grace period or becomes due and payable before its stated maturity by reason of a default;

(d) if an order is made or a resolution is effectively passed for the winding up of Australand except for the frivolous or vexatious applications which are discharged or stayed within 21 business days of being made or for the purposes of a reconstruction or amalgamation with the consent of the Trustee;

(e) if Australand is unable to pay its debts within the meaning of the Corporations Act; and

(f) if Australand is subject to winding up, dissolution, deregistration, administration, amalgamation, receivership, reconstruction, assignment of the benefit of the creditors, arrangement or compromise with creditors or bankruptcy.

Where an event of default has occurred the Trustee must convene a meeting of Noteholders. If an appropriate majority of Noteholders so direct, the Trustee must by notice to the Issuer declare the principal and interest outstanding in respect of the Notes to be due and payable immediately or on such date specified in the notice. The Trustee is not obliged to take any action in respect of an event of default or breach of the Trust Deed by the Company unless the Trustee:

- has received actual notice of the occurrence of the event of default or the breach;
- has been directed to take action by an ordinary resolution of the Noteholders; and
- is indemnified to its satisfaction.

The Trust Deed contains numerous other provisions limiting the liability of the Trustee.

The Trustee will have custody of the Trust Deed on behalf of the Noteholders. The Trustee's name and address is included in the Directory on the last page of this Information Memorandum.

8.7 Underwriting Agreement

The Underwriting Agreement is dated 6 June 2002 and is in the usual form for transactions of this nature.

8.8 Underwriters and proportions

The Underwriter is Grange Securities, who has agreed to underwrite $40 million of the issue.

8.9 Underwriting fees

By submitting an Application Form to subscribe in the Australand Notes, the applicant consents to Australand paying a fee or commission to Grange Securities in return for Grange Securities underwriting and arranging the issue. The underwriter is also entitled to be re-imbursed for the costs (including legal fees), disbursements and out of pocket expenses that they incur in relation to the issue.

8.10 Termination and Termination Events

The Underwriting Agreement also provides that the Underwriter may terminate the Underwriting Agreement on the occurrence of certain events that are set out in paragraph 8.11 below. If the Underwriting Agreement is terminated in any of these circumstances then Australand will only be obliged to pay the Underwriters their costs, disbursements and out-of-pocket expenses and a termination fee up to a maximum of $10,000 as payment for their professional time incurred up to the date of termination.

8.11 Summary of termination events

The Underwriter may terminate the Underwriting Agreement with notice to Australand in the following circumstances:

(a) **(adverse change)** any adverse change occurs in the assets, liabilities, financial position or performance, profits, losses or prospects of Australand and the Group (insofar as the position in relation to an entity in the Group affects the overall position of Australand), including any adverse change in the assets, liabilities, financial position or performance, profits, losses or prospects of the Group from those respectively disclosed in the Public Information; or

(b) **(insolvency)** an Insolvency Event occurs with respect to Australand;

(c) **(change of law)** there is introduced, or there is a public announcement of a proposal to introduce, into the Parliament of Australia or any State of Australia a new law, or the Reserve Bank of Australia, or any Commonwealth or State authority, adopts or announces a proposal to adopt a new policy (other than a law or policy which has been announced before the date of this agreement), any of which does or is likely to prohibit or regulate the Offer, capital issues or stock markets; or

(d) **(compliance with regulatory requirements)** a material contravention by Australand or any entity in the Group of the Corporations Act, its constitution, or any of the ASX listing rules;

(e) **(misrepresentation)** a representation or warranty made or given by Australand under the Underwriting Agreement proving to be untrue and incorrect in any material respect and the matters rendering the representation or warranty untrue in that respect are not remedied to the satisfaction of the Underwriter;

(f) **(hostilities)** there is an outbreak of hostilities (whether or not war has been declared), or a major escalation of existing hostilities (whether or not war has been declared) occurs involving any one or more of Australia, New Zealand, the United States of America, Japan, China, Indonesia or any member state of the European Union, or a national emergency is declared by any of those countries or substantial civil or political unrest occurs anywhere in the world, a reference to the above countries includes any diplomatic, military, commercial or political establishments of those countries elsewhere in the world;

(g) **(terrorism)** an act of terrorism (including biological warfare) occurs or escalates in any one or more of Australia, New Zealand, the United States of America, Japan, China, Indonesia or any member state of the European Union;

(h) **(market trigger event)** the S&P ASX200 Index and/or ASX All Industrials Index is at any time at a level that is 15% or more below the level at the close of business on the date of the Underwriting Agreement.

8.12 Test of reasonableness

If an event referred to in clauses (a) ("adverse change"), (d) ("Compliance with regulatory requirements") (e) ("misrepresentation"), (f) ("hostilities") and (g) (terrorism") occurs the Underwriter may not Terminate unless it has reasonable and bona fide grounds to believe and does believe that the event has or is likely to have a materially adverse effect on the outcome of the Offer or the Underwriter's ability to market the Offer, or could give rise to a material liability of the Underwriter under any law or regulation.

9 Definitions

The following definitions apply throughout this document unless the context requires otherwise:

"$"	means Australian dollars
"Australand"	means Australand Holdings Limited (ACN 12 008 443 696)
"Australand Note Trustee"	means Guardian Trust Australia Limited
"Application Form"	means the Application Form accompanying this Information Memorandum
"ASX"	means The Australian Stock Exchange Limited (ACN 008 623 691)
"Australand Notes"	means an unsecured note to be issued on the terms and conditions set out in Section 4 of this Information Memorandum. Holders of these Australand Notes are referred to as Australand Noteholders
"Business Days"	means Monday to Friday inclusive, except New Years Day, Good Friday, Easter Monday, Christmas Day, Boxing Day and any other day that ASX declares is not a business day
"Call Date"	means 31 December 2003.
"Closing Date"	means on or about Monday 1 July 2002.
"Directors"	means the directors of Australand Holdings Limited
"Offer Price"	means $100 per Australand Note
"Offer"	means the offer set out in this Information Memorandum to subscribe for Australand Notes
"Total External Liabilities"	has the meaning given in the Trust Deed
"Total Secured Liabilities"	has the meaning given in the Trust Deed
"Trust Deed"	means the Australand Notes Trust Deed between Australand and the Australand Note Trustee
"Underwriters"	means Grange Securities Limited
"Underwriting Agreement"	means the agreement dated 6 June 2002 between the Company and the Underwriters
"Walker Corporation Notes"	means the notes issued on the terms and conditions set out in a prospectus dated 11 September 1997
"Walker Noteholder"	means a holder of Walker Corporation Notes
"Walker Note Trustee"	means Guardian Trust Australia Limited

Application form

AUSTRALAND HOLDINGS LIMITED
(ABN 12 008 443 696)

APPLICATION FOR AUSTRALAND NOTES

Issue of up to 500,000 Australand notes issued by Australand Holdings Limited at $100.00 per note

Name(s) of applicant(s): ....

....

Address of applicant(s): ....

........................State .... Postcode ....

Tax file number or Exemption (or ABN, where applicable): ....

Tax file number or Exemption (or ABN, where applicable): ....

Number of Australand notes subscribed for: (minimum 1,000) ....

Application Money Enclosed*
$......................
(minimum $100,000)

* If you are an existing Walker Noteholder you may complete the direction to pay on page 22 authorising the Walker Notes Trustee to apply your return of capital on maturity of the Walker Corporation Notes to your subscription for Australand Notes and return this direction with your Application Form.

I/We whose full name(s) and address(es) appear above hereby apply for the number of Australand Notes shown hereon at $100.00 per Australand Note, payable in full on application and accept and agree to be bound by all the terms and conditions of the Information Memorandum (including the terms of issue of the Australand Notes).

I/We hereby warrant and confirm that I/we am/are one or more of the following:

(a) a financial services licencee;

(b) a body regulated by APRA, other than a trustee of a fund or a trust referred to in any of subparagraphs (d)(i) to (iv);

(c) a body registered under the Life Insurance Act 1995 or the Financial Corporations Act 1974; or

(d) a trustee of:

  (i) a superannuation fund; or

  (ii) an approved deposit fund; or

  (iii) a pooled superannuation scheme; or

  (iv) a public sector superannuation scheme,

  within the meaning of the Superannuation Industry (Supervision) Act 1993 and the fund, trust or scheme has net assets of at least $10 million;

(e) controls at least $10 million (including any amount held by an associate or under a trust that I/we manage);

(f) a listed entity, or a related body corporate of a listed entity;

(g) an exempt public authority;

(h) a body corporate or an unincorporated body that:

  (i) carries on a business of investment in financial products, interests in land or other investments; and

  (ii) for those purposes, invests funds received (directly or indirectly) following an offer or invitation to the public within the meaning of section 82 of the Corporations Act, the terms of which provided for the funds subscribed to be invested for those purposes;

(i) a foreign entity that, if established or incorporated in Australia, would be covered by one of the proceeding paragraphs; or

(j) a person who has (as appears from a certificate given by a qualified accountant no more than 6 months before the offer is made, a copy of which has been provided to the Underwriter):

  (i) net assets of at least $2.5 million; or

  (ii) gross income for each of the last 2 financial years of at least $250,000 per year, or

(k) an investor subscribing a minimum of $500,000.

I/We hereby warrant that my/our current purposes in acquiring Australand Notes are investment purposes.

I/we hereby acknowledge that the Issuer does not issue the Australand Notes with the purpose of the persons to whom those securities are issued selling or transferring them or granting, issuing or transferring interests in, or options or warrants over them.

I/we confirm that I/we do not have any current intention of selling or transferring Australand Notes or granting, issuing or transferring interests in, or options or warrants over, Australand Notes.

If this application is signed by an attorney, the attorney states that he or she has no notice of revocation of the power of attorney under the authority of which this application is signed.

Signing/Lodgement Instructions

In the case of joint Australand Notes holders, each Australand Notes holder must sign this application. A corporation must execute by signing by two directors or a director and secretary or under its corporate seal (if it has one) or under power of attorney.

If this form has been signed by an attorney and the relative Power of Attorney has not been previously provided, a Power of Attorney must be forwarded with this form for noting and return.

Payment Instructions

Payments due to Noteholders under the Australand Notes should be made:

- ☐ by cheque posted to the above address
- ☐ to the credit of the following account:

Name of Bank	....
Address of Bank	....
BSB:	....
Account No.:	....
Name of Account	....

Usual signature(s): ....

(Or duly attested seal if a corporation) ....

Please return this Application Form to:

By Post:
Grange Securities Limited
GPO Box 83
Sydney NSW 2001

Or by hand:
Grange Securities Limited
Level 7, 17 Castlereagh Street
Sydney NSW 2000

Direction to pay

The Trustee
Walker Corporation Unsecured Notes
Guardian Trust Australia Limited
Level 21
2 Market Street
Sydney NSW 2000

Dear Sir

Authority to apply return of capital to subscription for Australand Notes

The Walker Corporation Unsecured Notes mature on 30 June 2002. The principal amount plus interest for the six month period up to and including 30 June 2002 is repayable on 1 July 2002 to noteholders registered as at the record date of Thursday 13 June 2002.

I have subscribed for a parcel of .... Australand Notes, for which an application price of $.................................... is payable.

Of the amount payable to me, I hereby direct the Trustee to pay to Grange Securities Limited $.................................. to be applied in part/full satisfaction of the application price payable by me in connection with my subscription for a parcel of .... (insert no. of notes) Australand Notes and remit the balance (if any) remaining to me via the arrangements previously made with the Note Registry, Computershare Investor Services Pty Ltd.

Name of Noteholder

Signature

Date:

Directory

Company Secretary of Australand Holdings Limited	Michael Smith
Registered Office of Australand Holdings Limited	Level 3 1C Homebush Bay Drive Rhodes NSW 2138 (02) 9767.2000
Trustee	**Guardian Trust Australia Limited** Level 23, 2 Market Street Sydney NSW 2000
Solicitors	**Mallesons Stephen Jaques** Level 60, Governor Phillip Tower 1 Farrer Place Sydney NSW 2000
Auditors	**KPMG** 45 Clarence Street Sydney NSW 2000
Arranger & Underwriter	**Grange Securities Limited** Level 7, 17 Castlereagh Street Sydney NSW 2000
Note Registrar and Payment Agent	**Computershare Investor Services Pty Limited** Level 3, 60 Carrington Street Sydney NSW 2000

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

02 JUL 15

ANNOUNCEMENT OF PROPERTY SALES TO EMPLOYEES UNDER CLAUSE 1006(4)

1 Pursuant to Clause 1006(4)(b) of the SGX Listing Manual, the Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that the following subsidiaries have sold a total of seven properties to seven of its employees:

Developer	Development Name	No. of units sold	No. of employees
CRL Realty Pte Ltd	The Waterina	3	3
Leonie Court Pte Ltd	The Shelford	1	1
Shanghai Xin Rui Property Development Co., Ltd	Parkville	1	1
Australand Holdings Ltd Group	Nexus	2	2

2 The Audit Committee has reviewed and approved the sales. The Audit Committee is of the view that the number and terms of the sale are considered to be fair and reasonable, and in the best interest of CapitaLand and its minority shareholders.

By Order of the Board

Lim Mei Yi
Company Secretary
11 June 2002

s : sec/sgx annc/clause 1006(4)/sales – 7 employees.doc
JLMS/june/zz

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

SingMall Property Trust renamed CapitaMall Trust

The Board of Directors of CapitaLand Limited ("CapitaLand") is pleased to announce that its retail property trust, SingMall Property Trust, has been renamed CapitaMall Trust.

CapitaLand has appointed DBS Bank as lead manager for a proposed public offering of CapitaMall Trust. Any such offering is subject to all regulatory approvals being obtained and also to favourable market conditions.

By Order of the Board

Lim Mei Yi
Company Secretary
11 June 2002

s:ses/SGX annc/CapitaMall Trust.doc

MASNET No. 51 OF 13.06.2002
Announcement No. 66

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "DIVESTMENT OF SUBSIDIARY : HUA LI HOLDINGS PTE LTD"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement and news release on the above matter. Attached Ascott's announcement and news release are for information.

Hua Li Holdings - Sale.PC   Shanghai.PDF

Submitted by Jessica Lum, Assistant Company Secretary on 13/06/2002 to the SGX

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

Divestment of Subsidiary: Hua Li Holdings Pte Ltd

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that the Company's wholly owned subsidiary, Ascott Residences Pte Ltd ("Ascott Residences") has, together with Hong Lim Investments Pte Ltd ("Hong Lim"), a wholly-owned subsidiary of Temasek Capital (Pte) Ltd, and Reco Red River Pte Ltd ("Reco") signed an agreement (the "Agreement") to sell the entire issued and paid-up share capital in Hua Li Holdings Pte Ltd ("HLH") to Shanghai Yong Ye Enterprise (Group) Co., Ltd ("Shanghai Yong Ye") and to assign the benefit of repayment of shareholders' loans made by Ascott Residences, Hong Lim and Reco to HLH to Shanghai Yong Ye. Ascott Residences holds a 60% interest whilst Hong Lim and Reco each holds a 20% interest in HLH.

HLH is the beneficial owner of 70% of Shanghai Hua Li Real Estate Development Co., Ltd ("Shanghai Hua Li"), a PRC incorporated company. Shanghai Hua Li owns a piece of vacant land with a site area of approximately 10,013 sqm (107,780 sq ft) at Chengdu Road in the Luwan District of Shanghai, People's Republic of China.

Sale Consideration

The purchase price for the shares, arrived on a willing-buyer and willing-seller basis, is US$19 million (approximately SGD34 million). Ascott Residences' share of this will work out to US$11.4 million (approximately SGD20.4 million). The purchase price will be payable in 2 stages to Ascott Residences, Hong Lim and Reco in proportion to their interest in HLH in the following manner :- a deposit of US$10,000,000 payable in 2 instalments; the first instalment of US$7,600,000 to be paid on 13 June 2002, and the 2nd instalment of US$2,400,000 to be paid on or before 15 June 2002. The balance of the purchaser price is payable on completion of the transaction in accordance with the terms of the Agreement. The Transaction is expected to complete on 12 July 2002.

On completion, the benefit of repayment of shareholders' loans of approximately US$25.9 million (SGD46.4 million) extended by Ascott Residences, Reco and Hong Lim to HLH will be assigned to Shanghai Yong Ye. It has also been agreed that Ascott

Residences, Reco and Hong Lim will together be responsible for discharging 100% of HLH's liabilities as well as 70% of Shanghai Hua Li's liabilities, totalling approximately US$0.8 million (SGD1.4 million).

Following the transaction, HLH will cease to be a subsidiary of the Company.

Rationale

The sale is part of the Company's strategy to streamline its portfolio and channel capital into higher yielding assets that will drive future growth in shareholder returns. The capital will be invested in income generating operational or near operational serviced residence portfolios rather than greenfield projects.

Financial Effects

The Company's share of the profit for the transaction is approximately US$1.1 million (SGD2 million), and the transaction is expected to increase the earnings per share and the net tangible assets per share of the Company by 0.13 cents for the financial year ending 31 December 2002.

Interest of Director/Substantial Shareholder

None of the directors or substantial shareholders of the Company has any interest, direct or indirect, in theaforesaid transaction.

By Order of the Board
Keong Wen Hui
Asst. Company Secretary
13 June 2002

THE ASCOTT GROUP

THE ASCOTT GROUP LIMITED
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

June 13, 2002
For Immediate Release
Contact:

Ida Lim	(65) 6586 7230
Betsy Tan	(65) 6586 7234

NEWS RELEASE

Ascott Divests Stake in Shanghai Residential Land

The Ascott Group, a leading international serviced residence chain, is divesting its interest in a 10,000 sqm site in Shanghai's central business district. The stake is owned by its subsidiary, Ascott Residences Pte Ltd.

Together with Singapore-based Reco Red River Pte Ltd and Hong Lim Investments Pte Ltd, a wholly-owned subsidiary of Temasek Capital (Pte) Ltd, Ascott Residences Pte Ltd has signed an agreement to sell the entire issued and paid-up share capital in Hua Li Holdings Pte Ltd (Hua Li) to a China-based developer, Shanghai Yong Ye Enterprise (Group) Co Ltd, for US$19 million (S$34 million).

Hua Li owns 70 per cent of Shanghai Hua Li Real Estate Development Co, which owns the site. Located in Luwan district, the land is slated for residential and serviced residence development.

Ascott's share of the purchase price is US$11.4 million (S$20.4 million), and its gain from the sale is US$1.1 million (S$2 million).

The Ascott Group's chief executive officer, Mr Kee Teck Koon, said: "The sale is part of our strategy to selectively sell core properties, in addition to the divestment of non-core assets, to channel capital into higher yielding investments and grow shareholder returns.

- more -

"We seek to invest our capital, in partnership with other investors, in income generating operational or near operational serviced residences rather than in greenfield projects.

"This is particularly in cities such as Shanghai, where there are many quality residential buildings that can be operated as serviced residences. This will enable us to achieve higher capital productivity, even as we rapidly expand our global portfolio."

Earlier this month, Ascott had divested its stake in the Somerset Grand Shanghai serviced residence for US$23.1 million (S$41.5 million) while retaining the management contract. The sale enabled Ascott to realise capital values for reinvestment.

Additionally, in Ascott's first quarter results announcement on April 25, Mr Kee said that the group plans to divest S$50 to S$100 million non-core assets in the second and third quarters of this year.

The group's disposal last month of a non-core site in Wandsworth, UK with a value of S$20 million in Ascott's books, leaves another S$30 to S$80 million non-core assets to be divested before October.

Proceeds from the disposals will be used to fund investments in higher yielding serviced residence projects and Ascott's expansion in Japan, Korea and several major European cities.

The Hua Li transaction is expected to increase both Ascott's earnings per share and its net tangible assets per share by 0.13 cents for the financial year ending December 31, 2002.

In China, The Ascott Group is today the largest serviced residence chain with 1,500 apartments in Shanghai, Beijing and Tianjin. Internationally, Ascott is a leading serviced residence operator with over 8,000 serviced residence units in 20 cities across Asia, Australasia and the UK.

About The Ascott Group

The Ascott Group is a leading international serviced residence chain with a portfolio of over 8,000 serviced residence units in 20 cities in 11 countries across Asia, Australasia and the United Kingdom.

In its drive for leadership in the global serviced residence industry, the group today commands pole positions in many gateway cities such as Singapore, London, Beijing, Shanghai, Jakarta, Hanoi, Ho Chi Minh City, Sydney and Melbourne.

The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts an 18-year industry track record and serviced residence brands that are market leaders in Asia and Australasia.

The Group's luxury The Ascott brand projects an elegant lifestyle appealing to top executives. The Somerset brand offers stylish, contemporary living for senior to upper management executives.

Headquartered in Singapore, The Ascott Group's shares trade as 'Ascott' on the Singapore Exchange. It is the serviced residence arm of CapitaLand Limited, Southeast Asia's largest listed property company.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811
Date : June 13, 2002

For more information, please contact:
Ida Lim, Vice President, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628-8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Betsy Tan, Executive
Tel: (65) 6586 7234 Hp: (65) 9641 6920 Fax: (65) 6586 7202
Email: betsy.tan@the-ascott.com

- End -

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, HIND HOTELS INTERNATIONAL LIMITED - "APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER"

CapitaLand Limited's subsidiary, Hind Hotels International Limited ("Hind"), has today issued an announcement on the above matter. Attached Hind's announcement is for information.

Hind - IFA.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 13/06/2002 to the SGX

HIND HOTELS INTERNATIONAL LIMITED

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

Hind Hotels International Limited (the "Company") refers to the voluntary unconditional cash offer by The Development Bank of Singapore Ltd ("DBS") for and on behalf of Leonie Court Pte Ltd ("Offeror"), a wholly-owned subsidiary of CapitaLand Limited, for all the issued ordinary shares in the capital of the Company (the "Offer").

The Board of Directors of the Company wishes to announce that it has today appointed Crédit Agricole Indosuez Merchant Bank Asia Ltd ("CAIMBAL") as financial adviser to advise the independent directors of the Company in connection with the Offer.

A circular containing the recommendation of the independent directors of the Company and the advice of CAIMBAL will be posted to shareholders of the Company within 14 days from the date of despatch of the offer document to be issued by DBS for and on behalf of the Offeror or by the Offeror.

In the meantime, shareholders of the Company are advised to refrain from taking any action in relation to their shares in the Company which may be prejudicial to their interests.

The Directors of the Company (including those who have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement and all opinions expressed herein are fair and accurate and no material facts have been omitted and they jointly and severally accept responsibility accordingly.

By Order of the Board

Lim Mei Yi
Company Secretary

13 June 2002

Submitted by Lim Mei Yi, Company Secretary on 13/06/2002 to the SGX

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

INCREASE OF STAKE IN SHANGHAI XIN LI PROPERTY DEVELOPMENT CO., LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Hua Sheng Holdings Pte Ltd ("Hua Sheng") has entered into a share transfer agreement with Shanghai Lian Yi Construction Development Co Ltd ("Shanghai Lian Yi"), a party unrelated to the CapitaLand group, whereby Hua Sheng has acquired the 5% stake held by Shanghai Lian Yi in Shanghai Xin Li Property Development Co., Ltd ("Shanghai Xin Li"), for RMB 6 million (equivalent to S$1.33 million).

Shanghai Xin Li, a company incorporated in the People's Republic of China, is the developer of Manhattan Heights, a residential project in Jing-an District, Shanghai. With the share transfer, Shanghai Xin Li has become an indirect wholly-owned subsidiary of CapitaLand.

The share transfer is not expected to have a material impact on the net tangible assets or earnings per share of CapitaLand for the current financial year ending 31 December 2002.

None of the Directors or substantial shareholders of CapitaLand has any interest, direct or indirect, in the share transfer.

By Order of the Board

Lim Mei Yi
Company Secretary
17 June 2002

s:sec/sgx annc/shares/SXL-share transfer.doc
17 June 2002

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

Response to Business Times' article of 19 June 2002 titled "CapitaLand to cut size of public offer for mall trust"

We refer to today's Business Times' article where comments were made on the offering details of the proposed CapitaMall Trust.

CapitaLand Limited ("CapitaLand") would like to put on record that the Business Times' article is not based on public announcement or information released by CapitaLand or the appointed lead manager, DBS Bank.

Details of any such offering, which is subject to all regulatory approvals being obtained, and favourable market conditions, will be made public when CapitaLand officially launches the offering.

CapitaLand wishes to reiterate that any such offering will be on terms which are beneficial to CapitaLand and its shareholders.

By Order of the Board

Jessica Lum
Assistant Company Secretary
19 June 2002

s:\sgxannc\BT-19June-draft2.doc

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "SALE OF COSTA SANDS EAST COAST AND PASIR RIS"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), had on 19 June 2002 issued an announcement on the above matter. Attached Ascott's announcement is for information.

Lim Mei Yi
Company Secretary
20 June 2002

s: ses/sgx-annc/ascot/costa sands – CL annc.doc
20 June 2002
JLMS/june

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

SALE OF COSTA SANDS EAST COAST AND PASIR RIS

The Board of Directors of The Ascott Group Limited (the "Company") is pleased to announce that The Ascott Heritage Pte Ltd, an indirect wholly-owned subsidiary of the Company, has entered into separate agreements with Resorts Concept Pte Ltd to sell its two leasehold properties known as :-

(i) Costa Sands, East Coast together with the Plant and Equipment thereon, for a consideration of S$5.65 million; and

(ii) Costa Sands, Pasir Ris together with the Plant and Equipment thereon, for a consideration of S$5.20 million.

The net book value of Costa Sands, East Coast as at 30 June 2002 is approximately S$6 million and the net book value of Costa Sands, Pasir Ris as at 30 June 2002 is approximately S$5.5 million.

The completion of the sale for both properties is conditional upon the concurrent completion of each other, and is scheduled to take place on 1 July 2002.

RATIONALE FOR THE SALE

The sale of both properties is in line with the Company's strategy to divest its non-core assets to focus as a pure play serviced residence business.

FINANCIAL EFFECTS

The sale of both properties will result in a total net loss of approximately S$0.9 million, and has no material impact on the Goup's Eamings Per Share and Net Tangible Asset Per Share for the financial year ending 31 December 2002.

DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

None of the Directors and Substantial Shareholders of the Company has any interest, direct or ind irect, in the aforesaid transaction.

By Order of the Board
Chia Lee Meng
Company Secretary
19 June 2002

82-4507

CapitaLand

02 JUL 15

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

In-principle approval for listing of CapitaMall Trust

The Board of Directors of CapitaLand Limited is pleased to announce that it has obtained in-principle approval from Singapore Exchange Securities Trading Limited for the listing and quotation for all the units in CapitaMall Trust. The in-principle approval is not an indication of the merits of the Offering or CapitaMall Trust. The listing is conditional upon the completion of the proposed public offering of units in CapitaMall Trust.

By Order of the Board

Lim Mei Yi
Company Secretary
21 June 2002

s : sec/sgx annc/CMT – sgx approval.doc

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT ISSUED BY DBS BANK FOR AND ON BEHALF OF CAPITALAND'S SUBSIDIARY, LEONIE COURT PTE LTD – "VOLUNTARY UNCONDITIONAL CASH OFFER FOR HIND HOTELS INTERNATIONAL LIMITED – DESPATCH OF OFFER DOCUMENT"

Attached announcement issued today by DBS Bank, on behalf of Leonie Court Pte Ltd, CapitaLand Limited's indirect wholly-owned subsidiary, on the above matter, is for information.

Lim Mei Yi
Company Secretary
26 June 2002

s: ses/sgx-annc/hind/despatch - offerdoc.doc
26 June 2002
JLMS/june

Voluntary Unconditional Cash Offer for Hind Hotels International Limited - Despatch of Offer Document

LEONIE COURT PTE LTD

(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)

VOLUNTARY UNCONDITIONAL CASH OFFER

for

HIND HOTELS INTERNATIONAL LIMITED

(Incorporated in the Republic of Singapore)

Despatch of Offer Document

DBS Bank wishes to announce, for and on behalf of Leonie Court Pte Ltd (the "Offeror"), that the offer document dated 24 June 2002 (the "Offer Document") containing full details of the voluntary unconditional cash offer (the "Offer") by the Offeror for all the issued ordinary shares of $1.00 each in the capital of Hind Hotels International Limited ("Hind Hotels") other than those already owned by the Offeror (the "Offer Shares") announced on 5 June 2002, together with the Form of Acceptance and Authorisation ("FAA") and/or the Form of Acceptance and Transfer ("FAT"), as the case may be, has been despatched on 26 June 2002 to depositors whose securities accounts with The Central Depository (Pte) Limited ("CDP") are credited with the Offer Shares ("Depositors") and to holders of the Offer Shares whose names appear in the Register of Members of Hind Hotels ("Shareholders").

Depositors and Shareholders who do not receive the Offer Document and the relevant acceptance forms within a week from the date hereof should contact CDP or Lim Associates (Pte) Ltd (the "Receiving Agent"), as the case may be, immediately at the following respective addresses:-

The Central Depository (Pte) Limited 20 Cecil Street #07-02/05 Singapore Exchange Singapore 049705	Lim Associates (Pte) Ltd 10 Collyer Quay #19-08 Ocean Building Singapore 049315

Copies of the FAA may be obtained by Depositors from CDP on production of satisfactory evidence that their securities accounts with CDP are or will be credited with the Offer Shares. Copies of the FAT may be obtained by Shareholders from the Receiving Agent on production of satisfactory evidence of title to the Offer Shares.

Full details of the procedures for acceptance are set out on pages 7 to 10 of the Offer Document.

The Offer will be open for acceptance until **3.30 p.m. on 24 July 2002 or such later date(s) as may be announced from time to time by or on behalf of the Offeror**.

The Directors of the Offeror (including those who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and that no material fact has been omitted from this announcement and they jointly and severally accept responsibility accordingly.

Issued by
The Development Bank of Singapore Ltd

For and on behalf of
Leonie Court Pte Ltd

26 June 2002

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, HIND HOTELS INTERNATIONAL LIMITED – "VOLUNTARY UNCONDITIONAL CASH OFFER BY THE DEVELOPMENT BANK OF SINGAPORE LTD FOR AND ON BEHALF OF LEONIE COURT PTE LTD"

CapitaLand Limited's subsidiary, Hind Hotels International Limited ("HHIL"), had on 25 June 2002 issued an announcement on the above matter. Attached HHIL's announcement is for information.

Lim Mei Yi
Company Secretary
26 June 2002

s: ses/sgx-annc/hind – offer.doc
25 June 2002
JLMS/june

HIND HOTELS INTERNATIONAL LIMITED

VOLUNTARY UNCONDITIONAL CASH OFFER BY THE DEVELOPMENT BANK OF SINGAPORE LTD FOR AND ON BEHALF OF LEONIE COURT PTE LTD

1. Offer

1.1 **Offer Announcement.** On 5 June 2002, The Development Bank of Singapore Ltd announced, on behalf of Leonie Court Pte Ltd (the "Offeror"), a wholly-owned subsidiary of CapitaLand Limited, that the Offeror intends to make a voluntary unconditional cash offer (the "Offer") to acquire all the issued ordinary shares of S$1.00 each in the capital of Hind Hotels International Ltd (the "Company") other than those already owned by the Offeror ("Offer Shares") at an offer price of S$1.75 in cash per share (the "Offer Announcement").

1.2 **Offer Timetable.** Under the Singapore Code on Take-overs and Mergers:

(a) The Offeror will have to despatch the Offer Document no later than 26 June 2002 (being 21 days from the date of the Announcement) ("Despatch Date").

(b) The directors of the Company has to issue a circular to its shareholders containing, *inter alia*, (i) the recommendations of the independent directors of the Company in respect of the Offer ("Independent Directors") and (ii) the advice of Crédit Agricole Indosuez Merchant Bank Asia Ltd ("CAIMBAL"), the financial adviser to the Independent Directors on the Offer within 14 days of the Despatch Date.

(c) The Offer has to open for at least 28 days from the Despatch Date and accordingly, if the Offer is despatched on 26 June 2002, the earliest closing date for the Offer ("First Closing Date") is 24 July 2002.

2. Shareholdings

In the Offer Announcement, it was stated that CRL Realty Pte Ltd ("CRLR") has a direct interest in 59,190,264 shares, Clarke Quay Adventure Pte Ltd ("CQA") has agreed to acquire 223,000 shares, and the Offeror has agreed to acquire 5,000 shares. It was also announced that CRLR and CQA have indicated their intention to accept the Offer (subject to receipt of relevant regulatory approvals and consents) in respect of their aggregate holdings of 59,413,264 shares, representing 90.02% of the issued share capital of the Company, and 90.03% of the Offer Shares.

3. Continued Trading

3.1 **10% Free Float.** Under the Listing Manual, the Singapore Exchange Securities Trading Limited ("SGX-ST") has the discretion to suspend trading in shares of the Company should the percentage of shares of the Company held by public shareholders fall below 10% of the issued share capital of the Company. The Offeror, CRLR and CQA are not considered "public shareholders" of the Company for this purpose.

3.2 **Trading Suspension.** Accordingly, the SGX-ST may suspend trading in shares of the Company if the Offeror and parties acting in concert with it should own and/or control more than 90% of the issued share capital of the Company even if the shareholders of the Company have not then had the benefit of considering the recommendations and advice of the Independent Directors and CAIMBAL on the Offer.

3.3 **Continued Trading.** In order to give the shareholders of the Company a reasonable opportunity to consider the recommendations and advice of the Independent Directors and CAIMBAL on the Offer, the SGX-ST has indicated that it would allow trading in shares of the Company to continue

until the First Closing Date of the Offer, even if the Offeror and parties acting in concert with it may have owned and/or controlled more than 90% of the issued share capital of the Company prior to the First Closing Date.

3.4 **"Corner" Situation.** However, shareholders of the Company should note that the SGX-ST reserves the right at any time to suspend trading in shares of the Company if it has reason to believe that a false market or "corner" situation has developed in relation to trading in shares of the Company.

4. Advisory Statement

Shareholders of the Company who are in any doubt as to the Offer should contact their stockbroker, bank manager, solicitor or other professional adviser immediately.

5. Responsibility Statement

The Directors of the Company (including those who have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement and all opinions expressed herein are fair and accurate and no material facts have been omitted and they jointly and severally accept responsibility accordingly.

BY ORDER OF THE BOARD

LIM MEI YI
Company Secretary

25 June 2002

Submitted by Lim Mei Yi, Company Secretary on 25/06/02 to the SGX

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, HIND HOTELS INTERNATIONAL LIMITED – "VOLUNTARY UNCONDITIONAL CASH OFFER BY THE DEVELOPMENT BANK OF SINGAPORE LTD FOR AND ON BEHALF OF LEONIE COURT PTE LTD"

CapitaLand Limited's subsidiary, Hind Hotels International Limited ("Hind Hotels"), has today issued an announcement on the above matter. Attached Hind Hotels' announcement is for information.

Lim Mei Yi
Company Secretary
26 June 2002

s: ses/sgx-annc/hind/circular.doc
26 June 2002
JLMS/june

HIND HOTELS INTERNATIONAL LIMITED

VOLUNTARY UNCONDITIONAL CASH OFFER BY THE DEVELOPMENT BANK OF SINGAPORE LTD FOR AND ON BEHALF OF LEONIE COURT PTE LTD

Further to the announcement made by Hind Hotels International Limited (the "Company") on 6 June 2002 in relation to the voluntary unconditional cash offer by The Development Bank of Singapore Ltd ("DBS Bank") for and on behalf of Leonie Court Pte Ltd (the "Offeror"), a wholly-owned subsidiary of CapitaLand Limited ("CL"), for all the issued ordinary shares of S$1.00 each in the capital of the Company other than those already owned by the Offeror (the "Offer Shares") at an offer price of S$1.75 in cash for each Offer Share, the Company has today received the Offer Document dated 24 June 2002 from DBS Bank for and on behalf of the Offeror.

A circular containing the advice of Crédit Agricole Indosuez Merchant Bank Asia Ltd, the financial adviser to the independent directors of the Company in respect of the Offer ("Independent Directors") and the recommendation of the Independent Directors will be sent to the shareholders of the Company (the "Shareholders") within 14 days from the date hereof.

In the meantime, Shareholders are advised to refrain from taking any action in relation to their Offer Shares which may be prejudicial to their interests.

The Company will make an announcement to inform Shareholders as soon as it despatches the said circular.

The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement and all opinions expressed herein are fair and accurate and, where appropriate, no material facts have been omitted and they jointly and severally accept responsibility accordingly.

By Order of the Board

Lim Mei Yi
Company Secretary

26 June 2002

Submitted by Lim Mei Yi , Company Secretary on 26/06/02 to the SGX

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT ISSUED BY DBS BANK FOR AND ON BEHALF OF CAPITALAND'S SUBSIDIARY, LEONIE COURT PTE LTD – "VOLUNTARY UNCONDITIONAL CASH OFFER FOR HIND HOTELS INTERNATIONAL LIMITED – PUBLIC DISCLOSURE OF DEALINGS"

Attached announcement issued today by DBS Bank, on behalf of Leonie Court Pte Ltd, CapitaLand Limited's indirect wholly-owned subsidiary, on the above matter, is for information.

Lim Mei Yi
Company Secretary
27 June 2002

s: ses/sgx-annc/hind/Public Disclosure of Dealings.doc
27 June 2002
JLMS/tln

Voluntary Unconditional Cash Offer for Hind Hotels International Limited – Public Disclosure of Dealings

All capitalised terms used and not defined herein shall have the meanings given to them in the offer document dated 24 June 2002 issued by DBS Bank, for and on behalf of Leonie Court Pte Ltd (the "Offeror").

Pursuant to Rule 12.1 of The Singapore Code on Takeovers and Mergers (as revised with effect from 1 January 2002), DBS Bank wishes to announce for and on behalf of the Offeror that Clarke Quay Adventure Pte Ltd ("CQA"), a party deemed to be acting in concert with the Offeror, has acquired the following shares in Hind Hotels International Limited ("Hind Hotels").

Date of purchase	27 June 2002
Number of Shares acquired by CQA	139,000 Shares
% of Hind Hotels' issued share capital	0.21%
Consideration per Share excluding brokerage commission, clearing fee and GST	**$1.74583**
Resultant total number of Shares held by CQA (inclusive of 223,000 Shares purchased on 5 June 2002)	362,000 Shares
Resultant total % of issued capital held by CQA (inclusive of 0.34% of issued share capital purchased on 5 June 2002)	0.55%

The Offeror is a wholly-owned subsidiary of CapitaLand. CQA is a wholly-owned subsidiary of CapitaLand Residential Limited, which is in turn a wholly-owned subsidiary of CapitaLand.

As at the date of this announcement, the Offeror, CRLR and CQA have interests in 5,000 Shares, 59,190,264 Shares and 362,000 Shares respectively, which in aggregate represents 90.24% of the issued share capital of Hind Hotels. CRLR and CQA have indicated their intention to accept the Offer (subject to receipt of relevant regulatory approvals and consents) in respect of their aggregate holdings of 59,552,264 Shares, representing 90.23% of the issued share capital of Hind Hotels. In such event, the Offeror will receive acceptances representing 90.24% of the Offer Shares.

The Directors of the Offeror (including those who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated herein are fair and accurate and no material facts have been omitted from this announcement and they jointly and severally accept responsibility accordingly.

Issued by
The Development Bank of Singapore Ltd

For and on behalf of
Leonie Court Pte Ltd

27 June 2002